TIMMINS GOLD / ALIO GOLD MAKES MANAGEMENT CHANGES

April 25, 2017 Vancouver, BC - Timmins Gold Corp. (TSX: TMM, NYSE MKT: TGD) (“Timmins Gold” or the “Company”) is proposing to change its name to Alio Gold Inc. at its upcoming Annual General Meeting of Shareholders. If approved, the Company expects to begin trading on both the TSX and the NYSE MKT under the ticker ALO on May 16, 2017.

The Company is pleased to introduce a new management team that has been assembled to grow the Company into a mid-tier gold mining company by revitalizing its San Francisco Mine in Sonora, Mexico and building its high-grade, high-margin Ana Paula Project in Guerrero, Mexico. As part of the transition, Arturo Bonillas will be stepping down as President of the Company. He will continue as an advisor to the new team to ensure continuity of important permitting and community relations activities.

Chief Executive Officer, Greg McCunn, said, “I am excited by the opportunity to lead such an accomplished group of experienced mining professionals focused on creating shareholder value from our pipeline of assets in Mexico. I would like to commend Arturo on a successful and distinguished career in the mining industry. I look forward to continuing a close working relationship with him in his advisory capacity and wish him all the best in his other future endeavours”.

New Management Team

Colette Rustad has been appointed as Executive Vice President and Chief Financial Officer. Colette is a strategic and financial leader with a proven track record of delivering results and building, developing and leading high-performance teams in the gold mining industry. She will be instrumental in arranging financing for the Ana Paula project as well as leading important systems and process implementations suitable for a multi-mine, mid-tier gold mining company.

Jose Hector Figueroa has been appointed Vice President of Operations and will be leading the Company’s revitalization of its San Francisco Mine in northern Sonora, Mexico. Jose has more than 30 years of mining experience in Mexico and Peru, and is a strategic and operational mining leader with a proven track record of enhancing the operations in the mines he has managed.

Paul Hosford has been appointed Vice President of Project Development and will be tasked with bringing the Company’s Ana Paula Project through Feasibility Study and into production. Paul is an experienced mine development professional with over 30 years of experience in metallurgy, operations, commissioning and project development.

Jason Gregg has been appointed Executive Vice President of Human Resources. He is a senior human resources executive, with proven ability to connect top quartile people practices to the financial bottom line of the organization. Jason will be leading the implementation of high performance business systems at Alio Gold.

Miguel Soto, Vice President of Exploration, will continue to lead the Company’s exploration team as it looks to undertake a major review of the exploration potential of its premium land package on the highly prospective Guerrero gold belt.

Miguel Bonilla, formerly Vice President of Finance and Administration in Mexico, will undertake new responsibilities as Country Manager Mexico. His duties will be extended to oversee permitting, community relations and he will be responsible for enhancing the Company’s social licence to operate.

Management Bio’s

Colette Rustad - Executive Vice President & Chief Financial Officer

Colette is a strategic and financial leader with a proven track record of delivering results and building, developing and leading high-performance teams in the gold mining industry. For the last 10 years, she has held positions as Senior Vice President at Goldcorp as SVP, Controller and SVP, Treasurer. During this time, she developed important relationships with banking and capital markets partners while executing debt and equity financings, led the company’s public reporting requirements and led a 5-year consolidated global IT implementation project. In 2015 the company received the Overall Award of Excellence for Corporate Reporting from the Chartered Professional Accountants of Canada. Prior to joining Goldcorp, Colette held several senior roles with Placer Dome/Barrick Gold including Chief Financial Officer, Africa where she oversaw the commercial, financial, tax and legal operations for the company’s $1 billion and $250 million investments in South Africa and Tanzania, respectively. She is a Chartered Professional Accountant (CA) and was a Senior Tax Manager and Senior Audit Manager with Ernst & Young in Toronto. Colette has extensive experience in Latin America and is fluent in Spanish.

.Jose Hector Figueroa – Vice President, Operations

Jose has more than 30 years of mining experience in Mexico and Peru, and is a strategic and operational mining leader with a proven track record of enhancing the operations in the mines he has managed. He was recently Chief Operating Officer with Southern Peru Copper where he oversaw operations at Cuajone. His extensive experience in strategic planning, mine planning, optimizing of process plants and implementing safety systems will be a valuable asset as he leads the Company’s revitalization of its San Francisco Mine. Previously, Jose has held senior management and operations positions with Cobre del Mayo and Grupo Mexico at the Cananea and La Caridad mines. Jose holds a B.Sc. in Industrial Engineering with specializations in Finance, Systems Engineering and Computer Process Simulations. Jose will be based in the Company’s office in Hermosillo, Mexico and at the San Francisco Mine site.

Paul Hosford- Vice President, Project Development

Paul is an experienced mine development professional with over 30 years of experience in metallurgy, operations, commissioning and project development. Paul will be tasked with bringing the Company’s Ana Paula Project through Feasibility Study and into production. Paul's recent experience was as Project Director for New Gold's Rainy River project, responsible for the EPCM, tender and award of all major contracts, project controls, permitting and construction. Previously, he was Project Manager of the Mount Milligan mine development for Thompson Creek Mines, responsible for the detailed engineering, procurement, contracts and construction support. Paul also worked for Barrick as Manager Process Development, leading process development at the Goldstrike mine and at Hatch as Project Manager, responsible for numerous development projects and feasibility studies. Paul holds a B.Sc. in Chemical Engineering and is a Professional Engineer.

Jason Gregg- Executive Vice President, Human Resources

Jason is an experienced senior human resources executive, renowned for the ability to connect top quartile people practices to the financial bottom line of the organization. Jason has over 20 years of experience as a human resource professional and successfully integrated Newmarket Gold and Crocodile Gold into a single highly functioning organization as the VP of Human Resources & Environment prior to the recent merger between Newmarket Gold and Kirkland Lake Gold. Before joining Newmarket Gold, Jason provided HR consulting services to various mining organizations as well as other industries including forestry and technology. Prior to developing his consulting practice, Jason worked as a Human Resources executive in the mining industry with Farallon Mining and Nyrstar. Jason has also held senior level human resource roles with HDI, International Forest Products, Canadian Forest Products, and Teck. Jason holds a Masters of Business Administration and a Bachelor of Business Administration.

Annual General Meeting Reminder

The Company’s Annual General Meeting will be held on May 12, 2017 at the offices of Blake, Cassels & Graydon LLP, 595 Burrard Street, Suite 2600, Vancouver, British Columbia. Please note the time of the meeting has been changed from 2:00pm to 10:00am PST.

Shareholders requiring assistance with the voting process may contact Laurel Hill Advisory Group, the proxy solicitation agent, by telephone at: 1-877-452-7184 (North America Toll Free) or 416-304-0211 (collect outside North America) or by email at: assistance@laurelhill.com.

Please vote your shares before 10:00am PST on May 10, 2017

About Timmins Gold / Alio Gold

Timmins Gold/Alio Gold is a Canadian gold mining company engaged in exploration, development and production in Mexico. Its principal assets include the producing San Francisco Mine in Sonora, Mexico and the development stage Ana Paula Project in Guerrero, Mexico. The Company also has a portfolio of other exploration properties, all of which are located in Mexico.

Contact:

Greg McCunn
CEO and Director
604-638-8980
greg@timminsgold.com

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